NO ACT

10
1-9-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000122

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 09 2013

Washington, DC 20549

January 9, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/13

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated January 7, 2013 concerning the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund and the City of Philadelphia Public Employees Retirement System for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Abbott therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Thomas McIntyre
International Union of Bricklayers
mcintyre@bacweb.org

Sumit Handa
Board of Pensions & Retirement
Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



January 7, 2013

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund and The City of Philadelphia Public Employees Retirement System

Ladies and Gentlemen:

On December 21, 2012, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with Abbott's view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted both by the Trowel Trade S&P 500 Index Fund (the "Trowel Proponent") and by The City of Philadelphia Public Employees Retirement System (the "PPERS Proponent" and, together with the Trowel Proponent, the "Proponents") may properly be omitted from the proxy materials for Abbott's 2013 annual meeting of shareholders.

Abbott received a letter dated January 2, 2013 from Sumit Handa, Chief Investment Officer of the PPERS Proponent, a copy of which is attached hereto as Exhibit A. The letter informed Abbott that the PPERS Proponent was withdrawing the Proposal. Abbott also received a letter dated January 3, 2013 from Sandra Miller, Senior Vice President of Comerica Bank & Trust, National Association, in its capacity as Trustee of the Trowel Proponent, a copy of which is attached hereto as Exhibit B. The letter informed Abbott that the Trowel Proponent was withdrawing the Proposal. Based on the withdrawal of the Proposal by the Proponents, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponents.



If the Staff has any questions with respect to the foregoing, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: Sumit Handa, Chief Investment Officer
Board of Pensions and Retirement
Philadelphia Public Employees Retirement System
Sixteenth Floor, Two Penn Center Plaza
Philadelphia, PA 19102-1712

Sandra Miller, Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Trowel Trades S&P 500 Index Fund

Thomas McIntyre, International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
TMcIntyre@bacweb.org

Exhibit A

Withdrawal Notification Received from the PPERS Proponent



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Board of Pensions & Retirement
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721
(215) 496 - 7400
FAX (215) 496 -7420

January 2, 2013

BY REGULAR MAIL AND EMAIL
Laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: The City of Philadelphia Public Employees Retirement System

Dear Ms. Schumacher:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that in response to the changes that Abbott Laboratories has made in its compensation practices, as outlined in the Form 8-K it filed on November 30, 2012, the Fund is withdrawing the shareholder proposal it was co-sponsoring with the Trowel Trades S&P 500 Index Fund.

The Fund congratulates Abbott Laboratories on the changes.

Sincerely,

Sumit Handa
Chief Investment Officer

cc: john.berry@abbott.com
debby.moore@abbott.com

Exhibit B

Withdrawal Notification Received from the Trowel Proponent

January 3, 2013

BY REGULAR MAIL AND EMAIL
Laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Schumacher:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that in response to the changes that Abbott Laboratories has made in its compensation practices, as outlined in the Form 8-K it filed on November 30, 2012, the Fund is withdrawing the shareholder proposal it was co-sponsoring with The City of Philadelphia Public Employees Retirement System.

The Fund congratulates Abbott Laboratories on the changes.

Sincerely,

Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

cc: TMcIntyre@bacweb.org
john.berry@abbott.com
debby.moore@abbott.com

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2012

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the Trowel Trades S&P 500 Index Fund, represented by Thomas McIntyre, International Representative, International Union of Bricklayers, and one co-proponent[1] (collectively, the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2013.

A notice on behalf of the Proponent was submitted on November 7, 2012, containing the following proposed resolution for consideration at our 2013 annual shareholders' meeting:

> "**RESOLVED:** The stockholders of Abbott Laboratories (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect."

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the recitals and supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2013 proxy materials.

[1] The co-proponent is The City of Philadelphia Public Employees Retirement System.



We believe that the Proposal may be properly omitted from Abbott's 2013 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

Abbott has implemented changes to its compensation practices that eliminate tax gross-ups from its senior executives' change in control agreements and grantor trust arrangements, which changes are described below. Abbott does not have any other compensation practices or arrangements that provide its senior executives with tax gross-ups, other than gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, as expressly permitted by the Proposal. Because Abbott has taken steps to eliminate all tax gross-ups of the kind the Proposal seeks to prevent, the Proposal has been substantially implemented.

As reported in a Form 8-K filed by Abbott on November 30, 2012, the Compensation Committee of Abbott's Board of Directors approved a new form of change in control agreement that excludes the right of executives to receive tax equalization "gross-up" payments from Abbott. These new agreements provide that if an executive's change in control severance payments would subject the executive to the golden parachute excise tax, then (1) the executive will bear the cost of such excise tax or (2) if it would leave the executive in a better after-tax position, the executive's change in control severance payments will be reduced to prevent application of the excise tax. These new agreements have been executed by Abbott and all of its executive officers. To the extent an executive officer had a prior change in control agreement, the new agreement replaced it.

The Compensation Committee also made changes to Abbott's grantor trust arrangements, which become effective on January 1, 2013 with respect to participants employed with Abbott on that date. The modified grantor trust arrangements eliminate and provide that all contributions will be made on a pre-tax basis, and that any tax liabilities resulting from such funding will be withheld from the contribution and either transmitted to the Internal Revenue Service by Abbott or remitted to the Internal Revenue Service directly by the executive. Earnings on the funds held by the grantor trust are taxable to the executive. To the extent that Abbott retains a contractual obligation to reimburse retired executives for tax liabilities if trust earnings fall below the tax obligations, Abbott will continue to honor such obligation to retirees, as expressly permitted by the Proposal. However, this contractual obligation applies only to those who are retired or have terminated employment as of December 31, 2012 and will not apply to senior executives who are employed on January 1, 2013 or thereafter.

The Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company policies and practices concerning environmental disclosure and compliance



review), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." For example, in *General* Electric (avail. Jan. 11, 2012), the Staff permitted exclusion of a proposal requesting that "stock options awarded to senior executives vest over a period of no shorter than five years in duration" under Rule 14a-8(i)(10), concurring that the company's "long-standing practice" of granting options that vested over five years substantially implemented the proposal. See also *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (avail. Mar. 14, 2012) (proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

Furthermore, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); and *Intel Corp.* (avail. Mar. 11, 2003).

We note that while Abbott's modified grantor trust arrangements will not be effective until January 1, 2013, the Staff has concluded that a proposal's essential objective can be substantially implemented by company actions that begin to enact the proposal, even if the process of enacting the proposal is not yet complete. For example, the Staff has permitted exclusions under Rule 14a-8(i)(10) where the board of directors has approved amendments to the company's certificate of incorporation and represented to the Staff that the amendments would be submitted to the stockholders at the annual meeting. In *MDU Resources Group, Inc.* (avail. Jan. 16, 2010), the Staff permitted a proposal requesting that voting requirements be changed to a simple majority of the votes cast for or against to be excluded under Rule 14a-8(i)(10) where the company represented that it would provide shareholders with the opportunity at its annual meeting to amend the company's certificate of incorporation. Similarly, in *3M Co.* (avail. Feb. 27, 2008), the Staff accepted the company's argument that a proposal to adopt by-law amendments was substantially implemented because, at the recommendation of management, the company's board of directors was "expected to act early next month" on a by-law amendment that would substantially implement the proponent's proposal. Also, in *Starbucks Corporation* (avail. Nov. 27, 2012), the Staff concurred that a simple majority vote shareholder approval was substantially implemented where the Board was scheduled to vote upon a recommendation to approve a by-law amendment at a date after the initial no-action request.

Based on the modifications to the change in control agreements and the grantor trust arrangements, the Proposal has been substantially implemented and may be excluded from Abbott's 2013 proxy materials in accordance with Rule 14a-8(i)(10).



II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2013 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by the contact information provided below.

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: Thomas McIntyre, International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
mcintyre@bacweb.org
Telephone: 617-650-4246

Sumit Handa, Chief Investment Officer
Board of Pensions and Retirement
Philadelphia Public Employees Retirement System
Sixteenth Floor, Two Penn Center Plaza
Philadelphia, PA 19102-1712
Telephone: 215-496-7468
Facsimile: 215-496-7460

Exhibit A

Proposal

RESOLVED: The stockholders of Abbott Laboratories (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." (When Shareholders Pay the CEO's Tax Bill, BUSINESS WEEK (Mar. 5, 2007)).

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. In its 2011 proxy statement, the Company estimated that two of its executives would be entitled to $16 million in severance benefits after a change in control, including $4 million in gross-up payments. The Company's 2012 proxy statement stated those executives would not have received any gross-up payments if a change-of-control had occurred on December 31, 2011, but it still argued in its opposition statement to this proposal that it needed to be able to agree to make such payments to retain key talent.

We believe it is worth noting that that the Company cited six U.S. corporations in its 2012 proxy statement on "HOW EXECUTIVE PAY DECISIONS ARE MADE" as being its direct health care competitors (Amgen, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck and Pfizer). All of those corporations either do not pay gross-ups of excise taxes or have made a commitment not to pay them in the future, according to the ISS annual meeting research reports.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote **FOR** this proposal.

Exhibit B

Additional Correspondence with Proponent

November 7, 2012

BY REGULAR MAIL AND EMAIL
Julie.ferguson@abbott.com

Ms. Laura J. Schumacher
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Schumacher:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Abbott Laboratories (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132,, McIntyre@bacweb.org. , 617-650-4246.

Sincerely,

Sandra Miller

Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The stockholders of Abbott Laboratories (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." (When Shareholders Pay the CEO's Tax Bill, BUSINESS WEEK (Mar. 5, 2007)).

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. In its 2011 proxy statement, the Company estimated that two of its executives would be entitled to $16 million in severance benefits after a change in control, including $4 million in gross-up payments. The Company's 2012 proxy statement stated those executives would not have received any gross-up payments if a change-of-control had occurred on December 31, 2011, but it still argued in its opposition statement to this proposal that it needed to be able to agree to make such payments to retain key talent.

We believe it is worth noting that that the Company cited six U.S. corporations in its 2012 proxy statement on "HOW EXECUTIVE PAY DECISIONS ARE MADE" as being its direct health care competitors (Amgen, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck and Pfizer). All of those corporations either do not pay gross-ups of excise taxes or have made a commitment not to pay them in the future, according to the ISS annual meeting research reports.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote **FOR** this proposal.


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 5800
TWO MID AMERICA PLAZA, SUITE 616, OAKBROOK TERRACE, IL 60181

Beth C. Prohaska
Senior Vice President
National Director
Taft-Hartley Services

(630) 645-7371
bcprohaska@comerica.com

November 8, 2012

BY REGULAR MAIL AND EMAIL
laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Schumacher:

Comerica Bank, as custodian of the Trowel Trades S&P 500 Index Fund, is writing this to verify that as of the close of business November 7, 2012 the Fund held 34,755 shares of Abbott Laboratories ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 33,618 shares of your Company continuously since November 7, 2011. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President
Comerica Bank

Klein, Amy B

From: Paik, Jessica
Sent: Friday, November 09, 2012 2:17 PM
To: tmcintyre@bacweb.org
Cc: Klein, Amy B
Subject: Abbott Shareholder Proposal
Attachments: Trowel Trades SP Acknowledgment.pdf

Dear Mr. McIntyre,

Please find attached for your records a letter acknowledging Abbott's receipt of the shareholder proposal submitted by Trowel Trades S&P 500 Index Fund on November 7, 2012. The original letter is being sent to your attention via Federal Express.

Kind regards,

Jessica

Jessica H. Paik
Senior Counsel,
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Bldg. AP6C-1N / Dept. 32L
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
jessica.paik@abbott.com



Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com

November 8, 2012

Via Federal Express & Email

Mr. Thomas McIntyre
International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132

Dear Mr. McIntyre:

This letter acknowledges timely receipt of the shareholder proposal submitted by Sandra Miller, Senior Vice President, Comerica Bank & Trust, Trustee of the Trowel Trades S&P 500 Index Fund, who has designated you her proxy and instructed that we direct all communications to your attention. We have also received proof of stock ownership from Comerica Institutional Services Group. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,



Jessica H. Paik

cc: John A. Berry

928176v1

Abbott
A Promise for Life

From: Daniel.Falkowski@phila.gov [mailto:Daniel.Falkowski@phila.gov]
Sent: Wednesday, November 14, 2012 3:20 PM
To: Schumacher, Laura J
Subject: City of Philadelphia Shareholder Proposal
Importance: High

Dear Ms. Schumacher,

Attached is the proposal that the Fund intends to present at the 2013 annual meeting.

Sincerely,

ɹan Falkowski
Investment Officer - Public Equities
City of Philadelphia Board of Pensions and Retirement
Two Penn Center Plaza, 16th Floor
1500 John F. Kennedy Boulevard
Philadelphia, PA 19102
(p) 215.496.7471



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

November 14, 2012

BY REGULAR MAIL AND EMAIL
Laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: The City of Philadelphia Public Employees Retirement System

Dear Ms. Schumacher:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Abbott Laboratories (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as co-sponsor with the Trowel Trades S&P 500 Index Fund. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Sumit Handa

Sumit Handa
Chief Investment Officer

RESOLVED: The stockholders of Abbott Laboratories (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." (When Shareholders Pay the CEO's Tax Bill, BUSINESS WEEK (Mar. 5, 2007)).

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. In its 2011 proxy statement, the Company estimated that two of its executives would be entitled to $16 million in severance benefits after a change in control, including $4 million in gross-up payments. The Company's 2012 proxy statement stated those executives would not have received any gross-up payments if a change-of-control had occurred on December 31, 2011, but it still argued in its opposition statement to this proposal that it needed to be able to agree to make such payments to retain key talent.

We believe it is worth noting that that the Company cited six U.S. corporations in its 2012 proxy statement on "HOW EXECUTIVE PAY DECISIONS ARE MADE" as being its direct health care competitors (Amgen, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck and Pfizer). All of those corporations either do not pay gross-ups of excise taxes or have made a commitment not to pay them in the future, according to the ISS annual meeting research reports.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote FOR this proposal.

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 19, 2012 Via Federal Express & Fax

Sumit Handa
Chief Investment Officer
Philadelphia Public Employees of Retirement System
Two Penn Center Plaza
16th Floor
Philadelphia, PA 19102-1712

Dear Mr. Handa:

This letter acknowledges timely receipt of the shareholder proposal submitted by The City of Philadelphia Public Employees Retirement System. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that The City of Philadelphia Public Employees Retirement System has continuously owned its shares for at least one year preceding and including November 14, 2012 (the date that you submitted the proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry, Abbott Laboratories

From: Mark.Pensec@jpmorgan.com [mailto:Mark.Pensec@jpmorgan.com]
Sent: Tuesday, November 20, 2012 4:24 PM
To: Schumacher, Laura J
Cc: Daniel.Falkowski@phila.gov
Subject: JPMorgan - Abbott

Laura:
As requested by Dan Falkowski at the City of Philadelphia, please be guided by the attached letter.
If there are any questions, please let me know.
Thank you,
Mark

Mark Pensec | Vice President | WSS Client Service Americas | **J.P. Morgan** | 4 New York Plaza, 12th Floor, New York, NY 10004 |
Tel: 212-623-8707 | **mark.pensec@jpmorgan.com**



November 19, 2012

BY REGULAR MAIL AND EMAIL
Laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: The City of Philadelphia Public Employees Retirement System

Dear Ms. Schumacher:

JPMorgan Chase & Co. has been the custodian of The City of Philadelphia Public Employees Retirement System ("the Fund") since May 1, 2012..

We are writing to report that during that time period the Fund continuously held $2,000.00 worth of Abbott Laboratories from May 1, 2012 through the present. The Fund's previous custodian will be sending you a separate verification letter for the pre-May 1, 2012 time period.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 201-693-8948.

Sincerely,

Mark Pensec
Vice President
JPMorgan
4 NY Plaza – 12th Floor
New York, NY 10004
mark.pensec@jpmorgan.com

From: Callahan, Laura A [mailto:la.callahan@statestreet.com]
Sent: Friday, November 23, 2012 11:37 AM
To: Schumacher, Laura J
Cc: Daniel.Falkowski@phila.gov <Daniel.Falkowski@phila.gov>
Subject: City of Philadelphia

Hi,

Please see the attached in regards to ownership pertaining to the City of Philadelphia PERS

Laura

Laura A. Callahan, Assistant Vice President
State Street Global Services | IIS Public Funds |
2 Avenue de Lafayette. LCC 6N Boston, MA 02111-1724
P +1 617 664 9415 | F +1 617 769 6959 | M +1 617 319 8778 | la.callahan@statestreet.com

www.statestreetglobalservices.com



STATE STREET

Institutional Investor Services
Public Funds
Lafayette Corporate Center
2 Avenue de Lafayette
Boston MA 02111-2900

November 23, 2012

BY REGULAR MAIL AND EMAIL
Laura.schumacher@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Re: The City of Philadelphia Public Employees Retirement System

Dear Ms. Schumacher:

State Street Bank was the custodian of The City of Philadelphia Public Employees Retirement System ("the Fund") during the November 14, 2011 through April 30, 2012 time period.

We are writing to report that as of close of business on November 14, 2011 The City of Philadelphia Public Employees Retirement System held 65,686 shares in Abbott Laboratories in State Street Bank's account and registered in its nominee name of Benchboat +Co. The fund has held in excess of $2,000 worth of shares in your Company continuously since November 14, 2011 until the assets transferred to a new custodian on May 1, 2012. The Fund's new custodian will be sending you a separate verification letter for the post-April 30, 2012 time period.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (617) 664-9415.

Sincerely,

Laura A. Callahan
Assistant Vice President